United States securities and exchange commission logo





                          January 3, 2024

       Kuk Hyoun Hwang
       Chief Executive Officer
       Bellevue Life Sciences Acquisition Corp.
       10900 NE 4th Street, Suite 2300
       Bellevue, WA 98004

                                                        Re: Bellevue Life
Sciences Acquisition Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted December
21, 2023
                                                            CIK No. 0001840425

       Dear Kuk Hyoun Hwang:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically,



              The independent auditors' report for OSR Holdings Co., Ltd. does not refer to conducting the audit in accordance with the standards of the PCAOB.



              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact
Katherine Bagley at 202-551-2545 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Gary Kocher